EXHIBIT 12.2

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,			Three Months Ended December 31,	Fiscal Year Ended September 30,
	2008	2007	2006	2005	2005	2004

Earnings (in thousands)	$(14,340)	$(15,555)	$(25,051)	$(549)	$(14,011)	$(3,604)

Fixed Charges (in thousands)	$—	$3,344	$1,168	$45	$429	$6,368

Ratio of Earnings to Fixed Charges	—	(4.65)	(21.44)	(12.26)	(32.64)	(0.57)

Coverage deficiency to attain a ratio of 1:1 (in thousands)	$14,340	$18,899	$26,219	$594	$14,440	$9,972